June 27, 2018

Via EDGAR

Mr. Robert S. Littlepage
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Omnicom Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 15, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed April 17, 2018
File No. 001-10551

Dear Mr. Littlepage:

This letter responds to a letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 12, 2018 that provided certain comments pertaining to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 of Omnicom Group Inc. For your convenience, the Staff's comments are repeated below. All references to “Omnicom,” “we,” “us” and “our” refer to Omnicom Group Inc.
Form 10-K filed February 15, 2018
Business, page 1

1.
In future filings, please discuss any material impact election spending may have on your financial performance and how this may be cyclical. In this regard, we note that on multiple occasions during your earnings call for the fiscal year ended December 31, 2017, your management stated on a couple of occasions that election spending was to have an impact on your financial performance.

RESPONSE
Election spending is limited to our Public Relations (PR) discipline and has not historically been a significant revenue source for Omnicom. Revenue from election spending is primarily concentrated at one of our PR agencies that also provides services unrelated to election consulting including; brand positioning, corporate social impact and issue communications. Revenue from all sources provided by this agency accounted for less than 0.5% of Omnicom's revenue in each of 2017 and 2016.
While the decrease in election spending from 2016 to 2017 did impact the revenue growth in our PR discipline in North America, the impact of election spending was not material to Omnicom’s overall revenue or organic growth.
In future filings, we will add disclosure to address the impact of election spending, as well as other seasonal or cyclical factors that impact our financial performance if they are material.

Revenue, page 17

2.
We note that you present organic growth by geographic region. In the case of North America, your largest geographic region, you experienced "modest" organic growth but did not discuss the offsetting factors. We understand from your recent earnings call that OMD account losses constrained your overall growth for three quarters of 2017 and “will probably for the first and possibly the second quarter" (of 2018).

Additionally, a lot of your clients “over the course of the last five quarters have shifted- especially in the United States … from a bundled way of purchasing to an unbundled methodology of purchasing." Please discuss significant trends and underlying factors driving or constraining organic growth where material to an understanding of consolidated information. Refer to Item 303A of Regulation S-K.
RESPONSE
While the focus of our filings is to disclose material trends, events or other factors that impact our financial performance, discussion on our earnings calls may include other items or events that occurred during the quarter. In future filings, we will expand our disclosure of significant trends and underlying factors that impact our revenue growth and financial performance to include relevant examples to assist in understanding the changes impacting organic growth and our financial performance.
Form 10-Q for the Quarterly Period Ended March 31, 2018
2. Revenue, page 6
Background information related to Comments 3 through 6.
We believe that the following information relating to our contractual arrangements with our clients may be helpful to the Staff’s understanding of our response to Comments 3 through 6.
In substantially all our arrangements with clients, the legal and business terms, including representations, rights, responsibilities, indemnification, billing and payment procedures and terms, are covered by a Master Service Agreement (MSA). The MSA, however, often exceeds one year and rarely includes specific service deliverables or fee information. This information is typically contained in one or more separate Scope of Work (SOW) documents as addenda to the MSA. In many cases, we service our clients by having multiple agencies collaborate to deliver a client’s marketing communication objective. In these multidisciplinary engagements, although the services provided to the shared clients typically fall under the same MSA, each servicing agency typically negotiates a separate SOW related to its specific services to be delivered, including the terms and fees for the engagement. The fee is typically detailed by staff classification, on a rate per hour basis and includes an estimate for any third-party costs. Generally, the SOW can be for a single performance obligation which is typically for a relatively short period, for example a project that can take between 30 to 90 days, or up to one year for a more substantial effort likely involving more than one performance obligation which is often structured as a retainer contract. The accounting judgments made with respect to revenue recognition are affected by the terms of the MSA and the relevant SOW's, which collectively form the contract.

3.
We note your disclosure that certain fixed fee projects have a single performance obligation. Please clarify what services you have combined into this single performance obligation and what services you have treated as separate performance obligations. Reference ASC 606-10-25-21 and ASC 606-10-50-12 (c).

RESPONSE
The performance obligation at the core of our services in fixed-fee arrangements is the ability to use our intellectual capital to create or develop a client’s marketing or corporate communications message, or content that can be delivered to a target audience across different communication mediums.
As described above, across our businesses, we have both short-term project contracts with clients, which normally take up to 90 days to complete, and long-term projects, which may take up to a year to complete. Our short-term projects normally consist of one SOW with one specific agency. In these arrangements, we typically integrate the underlying agency services (enumerated below) to complete the performance obligation and do not combine any performance obligations. In our long-term projects depending on the facts and circumstances (as described more fully below) we may conclude that the performance obligation is a stand-ready obligation in which we will combine similar performance obligations into a single performance obligation, or we may treat the performance obligations as distinct and use stand-alone selling prices to allocate the appropriate transaction price to each performance obligation.
The underlying services provided in the delivery of the performance obligations include:

1.	Understanding a client’s brand and its selling proposition;

2.	Developing a unique message to communicate the value of the brand to a target audience and managing the creative idea throughout the production process;

3.
Using marketing technologies, whether through traditional means or emerging digital platforms, to analyze data and develop insights and creative solutions, which may or may not include media planning and buying; and

4.	Managing third-party service providers on behalf of clients to produce content or deliver media or production services.
For example, a client may use one of our agencies in our advertising, CRM or public relations discipline to target a message to consumers on a social media platform. The client will likely choose the discipline based on factors specific to the efficacy of the discipline as it relates to the message being conveyed. A company trying to reach a broad set of consumers with an environmental message may choose a creative advertising agency, or if their goal is to create a social media dialog with consumers, they may choose a PR agency. In either case, the underlying fundamental services provided would be similar to the CRM services provided to a company trying to reach targeted consumers on a digital platform while they are researching or shopping for a specific product or service on the Internet. That is, the services provided by each of the agencies in their respective disciplines will be provided by using our intellectual capital to develop the appropriate content or message for the communications/media channel to be used and ensuring it is being delivered to the right audience in the right place at the right time.
For our short-term projects, where one agency contracts for a single SOW with a client, we do not view the underlying services provided throughout this process as separate or distinct performance obligations. The performance obligation is the integration of these services into the desired communication format that is optimal for the preferred medium. More specifically, the individual components of these services do not meet the requirements of ASC 606 to be considered as separate performance obligations when evaluating the following factors of ASC 606-10- 25-21.
Factors that indicate a promise is separately identifiable are:

1.
The entity does not provide a significant service of integrating the goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output for which the client has contracted. In other words, the entity is not using the goods or services as an input to produce or deliver the combined output specified by the client.

2.	The goods or services do not significantly modify or customize another good or service promised in the contract.

3.
The good or service is not highly dependent on, or highly interrelated with, other goods or services promised in the contract. For example, the fact that a client could decide to not purchase the good or service without significantly affecting the other promised goods or services in the contract might indicate that the good or service is not highly dependent on, or highly interrelated with, those other promised goods or services.

As the services we provide are highly interrelated, integration of the various components of a marketing message is essential to our services. Accordingly, we believe that treating the services as a single performance obligation is appropriate.
With respect to our larger and longer term projects, which generally cover periods of up to a year, and often include more than one performance obligation, but where all services and performance obligations are similar (e.g., creating, developing and producing advertising for four separate campaigns over the course of a year), we would typically apply the series guidance of ASC 606-10-25 and combine the performance obligations.

The series guidance provides that if the services provided are substantially the same and both of the following conditions are met the services provided can be considered a single performance obligation:

1.	Each distinct good or service in the series is a performance obligation satisfied over time (ASC 606-10-25-31).

2.	The same method would be used to measure progress toward satisfaction of each good or service in the series (ASC 606-10-25-32).
As the separate deliverables involve identical services to complete and the SOW includes an expected number of hours, staffing plan and rate per hour in arriving at the level of effort and agreed-upon fee, we believe all conditions are satisfied to treat this type of engagement as a single performance obligation. When clients expect a level of service effort over the contract period, we often structure these arrangements as a retainer which is discussed further in our response to Comment 6 below.
In some cases, our long-term fixed-fee contracts have more than one service or performance obligation and we do not apply the ASC 606 series guidance. In this instance, we allocate a portion of the fee to each performance obligation based on its stand-alone selling price, which is typically derived from the staffing plan. The multi-discipline arrangements described further in our response to Comment 4 below is an example of such allocation.
In future filings, we will clarify that some of our contracts can include more than one performance obligation that are not combined into a single performance obligation.

4.
Please help us better understand the nature of services transferred to your customers in your strategic media planning and buying business. Tell us which services you have combined with others for the purposes of determining your performance obligations and which services you have treated as a separate performance obligation. Please also clarify if and how services provided in this business relate to services provided under your fixed fee projects and retainer contracts. Reference ASC 606-10-25-21 and ASC 606-10-50-12(c).

RESPONSE
The services of our strategic media planning and buying agencies are provided in the same way as all our agencies: by use of the intellectual capital of our people, through consulting services, typically on a rate per hour basis, which leverages the skill sets and experience of our people. Historically, media planning and buying services were an integrated component of our creative services, and the available distribution channels were narrower at that time and thus the emphasis was on matching the message to the media selected. However, as the business has evolved and as media distribution channels proliferate, clients can tailor messages to more clearly differentiated audiences, matching the message and the media to the consumer. As a result, today we have separate and distinct strategic media planning and buying agencies and a substantial portion of our media revenue is delivered from these activities.
To be successful, our clients expect us to deliver the right message to the right (targeted) consumer at the right time. That message may be created and developed by one of our creative agencies, typically under a separate SOW, or by a third party. To be most effective at delivering the message, our strategic media planning and buying agencies, use our data and analytical platform and tools, to integrate their insights and ideas to create the media plan using information about the targeted audience and then execute the media plan, which includes management of the media buying process and analytical monitoring of the effectiveness of the selected media. Consistent with our conclusion regarding our response to Comment 3 above, we do not view the planning and buying services provided throughout this process as separate or distinct performance obligations. However, while the types of contracts that are typically employed in our strategic media planning and buying businesses are not different from our other businesses and similarly include fixed-fee and retainer arrangements that are based on a staffing plan and a rate per hour, we frequently have other arrangements.

The following are the typical arrangements with our clients in our media planning and buying agencies and our related performance obligations:
Fixed-Fee Arrangements
For fixed-fee short-term media planning and buying projects, the performance obligation is the integration of the underlying services of planning and buying, which in most cases occurs in very close proximity. More specifically, the individual components of these services do not meet the requirements of ASC 606 to be considered a separate performance obligation when considering the above factors of ASC 606-10-25-21. For fixed-fee long-term projects of up to a year that involve planning and buying for more than one advertising campaign, we believe both conditions of ASC 606-10-25-31 and 32 are satisfied to treat this type of engagement as a series of similar services and a single performance obligation as discussed above in our response to Comment 3.
Media Commission Arrangements
In certain markets a commission structure arrangement is used where our fees are based on a percentage of the client’s media spend. Since we are not paid unless the media is aired, we consider the airing of the media a constraint and we only record revenue when the media has been run. This results in each media planning and buying performance obligation being treated as a distinct service and revenue is recorded based on the stand-alone price (commission) derived from that media buy.
Multi-Discipline Arrangements
In some of our agencies, and in some of the markets we operate in, the creative and media services are included in the same fixed-fee contract. For these contracts we consider the two services (the creative services and the media planning and buying services) distinct performance obligations and allocate the fixed-fee to these separate services based on their stand-alone selling price as provided in the staffing plan in the contract.
Multi-Discipline Commission Arrangements
In certain markets or, for certain clients the creative and media services are included in the commission contract. For these contracts, we are not paid for either the creative or the media services unless the media is aired. Accordingly, we consider the airing of the media a constraint and we only record revenue when the media has been run. This results in each media planning and buying performance obligation being combined with the creative component, and revenue is recorded based on the stand-alone price (commission) derived from the media buy.
Hybrid Arrangements
Certain contracts with combined services (the creative services and media planning and buying services) incorporate a hybrid fixed-fee/commission structure, in which the fixed-fee is remuneration for the creative services, and the commission is remuneration for the media planning and buying services. For the creative services, we use the stand-alone selling price based on the fixed-fee and we derive the media fee based on the commission structure. Accordingly, we consider the airing of the media a constraint and we only record media revenue when the media has been run.

5.
Please tell us the nature of all third-party-costs you incur on behalf of your clients. Provide us with your analysis of how you determined whether you are acting as a principal or as an agent in these arrangements. Tell us how you considered your role in creating or developing a client’s marketing or corporate communications message. Please specifically address amounts paid to both media providers and production companies. Reference ASC 606-10-55-36 through 39 and ASC 606-10-50-12 (c).

RESPONSE
Third-party costs incurred on behalf of our clients in the delivery of our services consist of direct costs and incidental, or out-of-pocket costs.
Direct costs incurred in connection with the creation and delivery of the advertising or marketing communication services consist of, among others:

•	Purchased media (TV, radio, print, digital and outdoor);

•	Studio production services;

•	Promotional materials;

•	Marketing research services and third-party data;

•	Specialized talent, including artists and other freelance labor; and

•	Marketing event supplies and materials.
Out-of-pocket costs consist of, among others:

•	Transportation (airfare, mileage, etc);

•	Hotel;

•	Meals;

•	Telecommunication charges; and

•	Miscellaneous office expenses.
Out-of-pocket costs that are reimbursed by clients are reported gross and included in revenue because we control the specified services prior to the transfer to the client.
For third-party direct costs, the assessment of whether revenue should be presented net of direct costs or gross including these costs depends on whether we are acting on our client’s behalf as an agent or as a principal, respectively. ASC 606 generally provides that we are acting as an agent when we arrange for the third-party costs to be incurred at the client's direction in connection with their advertising or marketing communication plan. Alternatively, we are considered to be acting as principal when we are responsible for directing and integrating third-party vendors to fulfill our performance obligation under the client contract. The most significant of our third-party costs are purchased media, studio production services and event marketing services and expenditures.
In accordance with ASC 606-10-55-39, the factors we consider in determining if we are acting as principal are:

•	Fulfillment Risk - whether we are primarily responsible for providing the goods or services to the customer.

•	Inventory Risk - whether we have inventory risk before the goods or services are delivered to the customer.

•
Pricing Risk - whether we have the discretion in setting the price to the customer of the specified goods or services purchased from a third-party, recognizing that an agent may also have discretion in setting prices in some cases.

Generally, we act as an agent when contracting for third-party services in our advertising, public relations and healthcare advertising businesses. There is an established industry practice for media purchases as an agent or as a principal, as discussed below. Studio production services are almost always purchased on behalf of clients acting as an agent under the ASC 606 model and applying the factors above. The basis for our conclusion that we are an agent when arranging third-party production services, and that we are an agent for media services, is that our contracts typically include remuneration for our services: (a) to act as a consultant in the production of the commercial, or other marketing communications, and (b) to create the media plan approved by the client and execute the related buying effort. Further, these contracts require that the services for production and media be approved by the client in advance and we are obligated to disclose the actual cost of the services (e.g., there is no inventory risk or pricing risk or opportunity available to us) and the production and media vendors know who the underlying client is. Accordingly, we concluded that we do not control the production or media prior to the transfer to the client and the above indicators for fulfillment risk, inventory risk or pricing risk are not met and, we are therefore, acting as an agent and procuring these services on behalf of our clients.
We typically act as principal when contracting for third-party services on behalf of our clients in our Events, Field Marketing and certain Specialty Marketing businesses within our CRM disciplines, as well as certain media buying efforts.
In our CRM businesses where we act as principal, we are responsible for fulfillment and we take pricing risk. These arrangements are typically fixed-fee contracts including third-party costs which are contracted directly for by the agency from vendors. The agency is also responsible for the integration of the vendor services into the final marketing event or solution at the agreed-upon price. For example, in our events businesses, when we act as a principal, we typically quote one combined fixed-fee that includes all the components of the event, including the creative concept for the event (e.g., a new product launch), promotional items, entertainment and specialized freelance labor (e.g., talent that has specialized knowledge of the product). We are responsible to contract directly with third-party vendors and to deliver the event at the agreed-on price. As a result, we take fulfillment and pricing risk and therefore, we conclude that we are acting as a principal in these arrangements.
The key difference in our media planning and buying business when we are acting as principal versus agent is that in the principal arrangement the actual price of the media is not disclosed to the client and although the client opts into this non-disclosed cost model, the client does not approve the media purchased from the vendor. The typical arrangement in our principal-based media business provides that we will agree upon a fixed-fee with the client as the agency’s sole remuneration for the services to be provided, including the cost of the media and any data or other related costs. The media vendors contract directly with us and we are held accountable to meet the requirements established in our client contract. As a result, we have a fulfillment obligation and we take pricing risk in that the profitability of the contract is based on the amount by which the fixed-fee exceeds the cost of the media which is purchased at our discretion. We therefore conclude that we are acting as principal in these arrangements.
In future filings, in accordance with ASC 606-10-50-12(c), we will include disclosures which detail the types of costs incurred on behalf of our clients.

6.
We note your disclosure that for certain retainer contracts you recognize revenue on a straight-line basis. Please tell us how you determined that your efforts are expended evenly throughout the performance period. Please specifically address what consideration you gave to seasonal patterns. Reference ASC 606-10-25-31 and ASC 606-10-50-18(b).

RESPONSE
With respect to fixed-fee contracts that are structured as monthly retainers, as described in our response to Comment 3, we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract, typically for periods of up to a year. The scope of these engagements is broad (e.g., production of a set number of major campaigns over the year) and they generally are structured with no significant gaps in performing the service during the contract period. Typically, the contract provides for a dedicated team to be assigned to the client during the contractual period. The staffing plan describes and identifies the dedicated team assigned to the client in terms of "full time equivalent" employees. A full time equivalent is a measure of each individual's full year commitment to the client, often delineated by name, title and department. Therefore, these services are substantially fixed and incurred evenly over the contract term. The staffing plan is an estimate of the effort to fulfill the performance obligations rather than providing a detailed time line or schedule.
In practice, the underlying activities could significantly vary within a day and from day to day. However, this is not relevant to the evaluation of the nature of the overall promise. Performance obligations are generally deemed met upon client satisfaction. For example, in contracts that include production of a television, print, digital, or other “commercial spot,” the obligation to deliver the commercial spot is not necessarily just ours, but rather the performance obligation is to work with the client to understand their intended marketing outcome, their underlying marketing issues, and how the creative solution should be expressed, including working with the third-party production company, if applicable, through completion of production.
As discussed in the Transition Resources Group (TRG) memo No. 39 para 15 - “Application of the series provision and allocation of variable consideration”, if the nature of the entity’s promise is the act of standing ready or providing a single service for a period of time, the evaluation would likely focus on whether each time increment, rather than the underlying activities, are distinct and substantially the same.
We believe that the pattern of benefit to the client, as well as our effort to fulfill the contract are generally the same throughout the period. The economics of these contracts, which are often based on a straight-line fee billing arrangement, align with the expectation that the services are provided continuously and ratably over the contract period and clients who have negotiated the terms of the arrangement support this assessment.
From time to time, there may be changes in the client service requirements during the term of the contract and the changes could be significant. These changes are typically treated as scope changes that usually result in a separate SOW covering the additional requirements and the associated costs, as well as additional fees for the incremental work to be performed.
Seasonal patterns are usually a result of client project business. While these projects may be connected to the effort of a retainer agreement, they typically are short-term in nature and are included in a separate SOW. Revenue from these projects is not recognized on a straight-line basis. Project based arrangements have become more prevalent in recent years. In future filings, we will add disclosure to address the impact of these factors and their impact on our financial performance if they are material.
*****

Please do not hesitate to contact me if you have any questions or require additional information.

Very truly yours,

/s/ Philip J. Angelastro
Philip J. Angelastro
Executive Vice President Finance and Chief Financial Officer

cc:
Michael J. O’Brien, Esq. (Omnicom)
Rory T. Hood, Esq. (Jones Day)
Joel H. Trotter, Esq. (Latham & Watkins)
Timothy M. Daly (KPMG)